UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 001-15405

A.                                    FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC.

401(K) PLAN

B.                                    NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

5301 STEVENS CREEK BOULEVARD

SANTA CLARA, CALIFORNIA 95051

Agilent Technologies, Inc.

401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Agilent Technologies, Inc.

401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

June 20, 2011

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2010	2009
Assets:
Investments, at fair value	$1,651,939	$1,506,751

Receivables:
Notes receivable from participants	11,396	11,472
Receivable from broker for securities sold	494	1,330

Total receivables	11,890	12,802

Total assets	1,663,829	1,519,553

Liabilities:
Accrued fees payable	142	180
Payable to broker for securities purchased	195	283

Total liabilities	337	463

Net assets available for benefits at fair value	1,663,492	1,519,090

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,990)	83

Net assets available for benefits	$1,657,502	$1,519,173

See accompanying notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	Years ended
	December 31,
	2010	2009
Additions to net assets attributed to:
Investment income and other income:
Dividends and interest	$30,946	$25,417
Net realized and unrealized appreciation in fair value of investments	164,055	291,569

	195,001	316,986

Contributions:
Participants’	65,089	72,684
Employer’s	21,554	21,984

	86,643	94,668

Total additions	281,644	411,654

Deductions from net assets attributed to withdrawals and distributions	143,315	165,952

Net increase in net assets	138,329	245,702

Net assets available for benefits:
Beginning of year	1,519,173	1,273,471

End of year	$1,657,502	$1,519,173

See accompanying notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 (the Code), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

During 2010, the Company acquired Varian, Inc.  The former employees of Varian, Inc. retained by the Company became eligible to participate in the Plan as of November 1, 2010.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan.  The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments valuation and income recognition - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes receivable from participants - Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated June 11, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2010.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements, which expanded the required disclosures about fair value measurements.  In particular, this guidance requires:  1) separate disclosure of the amounts of significant transfers in and out of level 1 and level 2 fair value measurements along with the reasons for such transfers, 2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for level 3 fair value measurements, 3) fair value measurement disclosures for each class of assets and liabilities and 4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either level 2 or level 3.  This guidance is effective for annual reporting periods beginning after December 15, 2009 except for 2) above which is effective for fiscal years beginning after December 15, 2010.  The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

In September 2010, FASB issued an amendment, Plan Accounting - Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010 and requires retrospective application to all periods presented.

The Plan adopted the amendment for the year ended December 31, 2010 and has restated the financial statements for 2009 to reflect the retrospective application.  There was no impact to the net assets as of December 31, 2010 and 2009 as a result of the adoption.

Reclassifications - Certain reclassifications were made in the 2009 financial statements to conform to the 2010 presentation.

Subsequent events - The Plan has evaluated subsequent events through June 20, 2011, which is the date the financial statements were available to be issued.

NOTE 2 - STABLE VALUE FUND

Stable Value Fund - The Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.  To achieve this, the Stable Value Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments.  However, there is no assurance that this objective can be achieved.

The Plan’s Stable Value Fund is composed primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs).  Since the Stable Value Fund is fully benefit- responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  Synthetic GICs consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value.  The fund requires 30 days advance written notice prior to redemption at Plan level.

As of December 31, 2010 and 2009, the Plan’s synthetic GICs consist of the following (in thousands):

As of December 31, 2010:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(1)	Investment contracts at fair value	Adjustments to contract value(2)

Synthetic GICs
Bank of America, N.A.	A+/Aa3/A+	$29,060	$29,904		$(844)
Natixis Financial Products Inc.	A+/Aa3/A+	63,338	65,329		(1,991)
JPMorgan Chase Bank	AA-/Aa1/AA-	29,077	29,919	$153	(995)
Monumental Life Insurance Co.	AA-/A1/AA-	63,321	65,314	167	(2,160)

Total		$184,796	$190,466	$320	$(5,990)

(1)          Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $13,760,021 as of December 31, 2010.

(2)          Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2009:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(3)	Investment contracts at fair value	Adjustments to contract value(4)

Synthetic GICs
Bank of America, N.A.	A+/Aa3	$33,738	$33,775		$(37)
Natixis Financial Products Inc.	A+/Aa3	61,111	60,998		113
JPMorgan Chase Bank	AA-/Aa1	33,745	33,778		(33)
Monumental Life Insurance Co.	AA-/A1	61,092	60,987	$66	39

Total		$189,686	$189,538	$66	$82

(3)          Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $10,063,405 as of December 31, 2009.

(4)          Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero.  Such interest rates are reviewed on a periodic basis for resetting.  The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula.  The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate.  The amortization factor is calculated by dividing the difference between the fair market value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

The average yields on the fund are as follows for the years ended December 31:

	2010	2009

Average yields:
Based on actual earnings	3.27%	3.34%
Based on interest rate credited to participants	3.17%	3.34%

The key factors that could influence future interest crediting rates include, but are not limited to:  (1) the Plan’s cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by Plan participants will limit the ability of the Plan to transact at contract value with the issuer.  Such events include but are not limited to, the following:  (1) the Plan’s failure to qualify under the Internal Revenue Code of 1986, as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

NOTE 3 - FAIR VALUE MEASUREMENTS

The fair value measurements standard establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under the standard are described below:

Basis of fair value measurement

Level 1 - Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Bank Collective Funds:  Investments are stated at value determined as of the close of regular trading.  Debt securities are valued by independent pricing services approved by the trustee of the fund.  If the pricing services are unable to provide valuations, the securities are valued at the most recent bid quotation or evaluated price, as applicable, obtained from a broker-dealer.

Fixed Income Investments:  Valued at replacement cost methodology with a crediting rate reset procedure linked to an industry index.

Wrapper Contracts:  Valued at replacement cost methodology.

Collective Trust Fund:  Valued at fair value based on the underlying investments as traded in an exchange or active market.

Mutual Funds and Money Market Funds:  Valued at the net asset value of shares held by the Plan at year end.

Common Stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Employer Stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2010 and 2009.

Investment Assets at Fair Value as of December 31, 2010

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$236,197			$236,197
Balanced funds	158,077			158,077
Growth funds	612,615			612,615
Fixed income	148,384			148,384
Other funds	5,679			5,679
Total mutual funds	1,160,952			1,160,952

Common stocks:
Industrial	3,626			3,626
Telecommunications	1,429			1,429
Consumer	6,255			6,255
Financial institutions	3,231			3,231
Energy	4,151			4,151
Media	1,924			1,924
Pharmaceuticals	2,594			2,594
Technology	2,801			2,801
Other	1,246			1,246
Total common stocks	27,257			27,257

Bank collective funds:
Index funds		$111,517		111,517
U.S. government securities		36,096		36,096
Guaranteed investment contract		190,466		190,466
Wrapper contracts			$319	319
Total bank collective funds		338,079	319	338,398

Collective trust fund		25,543		25,543
Employer stock	85,403			85,403
Money market funds	14,386			14,386
Total assets at fair value	$1,287,998	$363,622	$319	$1,651,939

Investment Assets at Fair Value as of December 31, 2009

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$200,357			$200,357
Balanced funds	130,803			130,803
Growth funds	579,803			579,803
Fixed income	136,511			136,511
Other funds	5,129			5,129
Total mutual funds	1,052,603			1,052,603

Common stocks:
Industrial	3,242			3,242
Telecommunications	1,821			1,821
Consumer	5,551			5,551
Financial institutions	3,794			3,794
Energy	4,296			4,296
Media	1,988			1,988
Pharmaceuticals	2,196			2,196
Technology	3,657			3,657
Other	976			976
Total common stocks	27,521			27,521

Bank collective funds:
Index funds		$95,781		95,781
U.S. government securities		33,878		33,878
Guaranteed investment contract		189,538		189,538
Wrapper contracts			$66	66
Total bank collective funds	—	319,197	66	319,263

Collective trust fund		22,359		22,359
Employer stock	74,627			74,627
Money market funds	10,378			10,378
Total assets at fair value	$1,165,129	$341,556	$66	$1,506,751

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Company common stock.  Investments in the Fund are at the direction of the Plan participants.  Participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account.  The shares of Company common stock are traded in the open market.

NOTE 5 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company.  There is no waiting period for eligibility.

Participant contributions - Effective July 1, 2009, the Plan allows employees to make after-tax contributions in the form of Roth contributions into the Plan.

Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan.  Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax or after-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document.  In 2010 and 2009, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax or taxed compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax or taxed compensation.  The Company matching contribution was deposited into the individual employee’s Plan account after the end of each pay period.

Both employee deferrals and Company contributions in 2010 and 2009 have been made in cash for all funds; however, Company contributions may be made in either cash or common stock of the Company.  No Company contributions have been made in the form of common stock of the Company in 2010 and 2009.

Vesting - Participants are 100% vested in their salary deferrals of eligible pre-taxed or taxed compensation, rollover contributions, and Company matching contributions, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals of eligible pre-taxed or taxed compensation, Plan earnings or losses and an allocation of the Company’s matching contribution.  Allocation of the Company’s matching contribution is based on participant salary deferrals of eligible pre-taxed or taxed compensation, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired.  These transfers and changes must be made in whole percent increments.  Initial contributions for new hires are automatically invested in the retirement age-appropriate Vanguard Target Retirement Fund, the fund designated as the Plan default fund until the participant makes a change to that investment election.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and stock.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant’s balance.  Such loans bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years.  Generally, loans are repaid semi-monthly via automatic payroll deduction.  The Plan allows terminated participants to electronically continue to repay their loan after termination of employment.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2010 carry interest rates ranging from 3.75% to 10%.

NOTE 6 - INVESTMENTS

The number of shares of the Company common stock in the Fund was 2,061,373 and 2,401,895 as of December 31, 2010 and 2009, respectively.  The fair value of the Company common stock included in the Fund was approximately $85,403,000 and $74,627,000 at December 31, 2010 and 2009, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund at December 31, 2010 and 2009 was 2,798,412 and 3,268,414, respectively, and the net unit value was $30.70 and $23.07, respectively, at these dates.  The Fund is comprised primarily of Company common stock purchased on the open market.  The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2010	2009

Pyramid Intermediate Fixed Income Fund	$130,643	$121,985
Fidelity Contrafund	217,448	201,495
Fidelity Magellan Fund	131,070	132,437
Fidelity Low-Priced Stock Funds	113,387	101,420
Templeton Foreign Fund A	85,113	90,588
PIMCO Total Return Fund	148,384	136,511
Agilent Technologies, Inc. Common Stock	85,403	74,627
Vanguard Institutional Index Plus Fund	164,893	147,795

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31 (in thousands):

	2010	2009

Common stock	$25,871	$47,184
Bank collective funds	9,294	18,638
Collective trust funds	5,191	4,923
Mutual funds	123,699	220,824

	$164,055	$291,569

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$1,657,502	$1,519,173
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,990	(83)

Net assets available for benefits at fair value per the Form 5500	$1,663,492	$1,519,090

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands) for the year ended December 31, 2010:

	Amount per the financial statements	Adjustment to fair value	Amount per the Form 5500

Net realized and unrealized appreciation of assets	$164,055	$6,073	$170,128

NOTE 8 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 9 - SUBSEQUENT EVENT

On February 28, 2011, the Varian, Inc. Retirement Plan was merged into the Plan.  In conjunction with the acquisition of Varian, Inc. by the Company, assets totaling approximately $148 million were transferred from the Varian, Inc. Retirement Plan into the Agilent 401(k) Plan during 2011.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Stable Value Fund Holdings:

* Money Market	Money Market	$13,760,021

Pyramid Intermediate Fixed Income Fund	Bank Collective Fund	130,642,830
Pyramid Intermediate Managed Maturing Fund	Bank Collective Fund	35,598,164
Pyramid Short Managed Maturing Fund	Bank Collective Fund	24,224,767

Monumental life Insurance Co	Wrapper Contracts	167,055
JP Morgan Chase Bank	Wrapper Contracts	152,522

Total fair value of underlying assets of Stable Value Fund		204,545,359

BlackRock US Debt Index Fund	Bank Collective Fund	35,816,181
BlackRock EAFE Equity Index Fund	Bank Collective Fund	75,700,561
State Street Global Advisors TIPS Fund	Bank Collective Fund	36,096,245
Harbor Capital Appreciation Fund	Mutual Fund	27,446,742
Templeton Foreign Fund A	Mutual Fund	85,113,416
PIMCO Total Return Fund	Mutual Fund	148,384,066
Domini Social Equity Fund	Mutual Fund	5,678,609
Goldman Sachs US Small Cap Value Fund	Mutual Fund	38,149,681
Copper Rock Small Cap Growth Collective Trust Fund	Collective Trust Fund	25,543,037

* Fidelity Institutional Money Market Fund	Money Market	512,575

* Agilent Technologies, Inc. Common Stock	Common Stock	85,402,683

* Fidelity Magellan Fund	Mutual Fund	131,070,129

* Fidelity Contrafund	Mutual Fund	217,448,103

* Fidelity Low-Priced Stock Fund	Mutual Fund	113,386,984
Vanguard Extended Market Index Fund	Mutual Fund	71,304,237
Vanguard Institutional Index Plus Fund	Mutual Fund	164,892,618
Vanguard Target Retirement Income Fund	Mutual Fund	4,774,415
Vanguard Target Retirement 2005 Fund	Mutual Fund	2,657,447
Vanguard Target Retirement 2010 Fund	Mutual Fund	15,852,911
Vanguard Target Retirement 2015 Fund	Mutual Fund	23,909,586
Vanguard Target Retirement 2020 Fund	Mutual Fund	34,208,270
Vanguard Target Retirement 2025 Fund	Mutual Fund	28,982,652
Vanguard Target Retirement 2030 Fund	Mutual Fund	16,702,528
Vanguard Target Retirement 2035 Fund	Mutual Fund	12,596,041

Vanguard Target Retirement 2040 Fund	Mutual Fund	11,568,397
Vanguard Target Retirement 2045 Fund	Mutual Fund	3,796,901
Vanguard Target Retirement 2050 Fund	Mutual Fund	3,028,485

AllianceBernstein US Value Equities Portfolio:
* Fidelity Institutional Money Market Fund	Money Market	113,665
Accenture Plc Cl A	Common Stock	46,066
Ace Ltd	Common Stock	59,341
Agrium Inc	Common Stock	220,332
Alcoa Inc	Common Stock	273,942
Allstate Corporation	Common Stock	37,042
Altria Group Inc	Common Stock	315,000
Ameren Corp	Common Stock	39,466
American Electric Power Co	Common Stock	129,528
Amgen Inc	Common Stock	214,110
Apple Inc	Common Stock	145,152
Archer Daniels Midland Co	Common Stock	133,856
Astrazeneca Plc Spons Adr	Common Stock	406,472
AT&T Iinc	Common Stock	649,298
Bank of America Corp	Common Stock	62,698
BB&T Corp	Common Stock	218,207
Berkshire Hathaway CL B	Common Stock	88,121
Bunge Limited	Common Stock	288,288
Cablevision Sys NY Grp A	Common Stock	94,752
Capital One Fin Corp	Common Stock	225,568
Caterpillar Inc	Common Stock	121,758
Centerpoint Energy Inc	Common Stock	149,340
CenturyLink Inc	Common Stock	221,616
CF Indu Hldgs Inc	Common Stock	195,968
Chevron Corp	Common Stock	237,250
Cisco Systems Inc	Common Stock	82,943
Citigroup Inc	Common Stock	136,697
Cliffs Natural Resources	Common Stock	265,234
CMS Energy Corp	Common Stock	145,080
Cocal Cola Co	Common Stock	98,655
Colgate-Palmolive Co	Common Stock	52,241
Comcast Corp CL A	Common Stock	413,036
Comerica Inc	Common Stock	177,828
Commercial Metals Co	Common Stock	30,078
Conagra Foods Inc	Common Stock	128,706
ConocoPhillips	Common Stock	394,980
Constellation Brands CL A	Common Stock	205,995
Constellation Energy Group	Common Stock	108,045
Corning Inc	Common Stock	90,804
CSX Corp	Common Stock	29,074
Darden Restaurants Inc.	Common Stock	78,948
Dell Inc	Common Stock	436,310
Delta Air Inc	Common Stock	267,120
Devon Energy Corp	Common Stock	471,060
DirectTV CL A	Common Stock	263,538
Dow Chemical Co	Common Stock	270,891
Dupong (EI) De Nemours	Common Stock	59,856
Eaton Corp	Common Stock	253,775
Edison Intl	Common Stock	198,492

Ensco Plc Spon Adr	Common Stock	288,252
Exxon Mobil Corp	Common Stock	233,984
FedEx Corp	Common Stock	39,529
Fifth Third Bancorp	Common Stock	252,668
Foot Locker Inc	Common Stock	174,618
Ford Motor Co	Common Stock	278,714
Forrest Oil Corp	Common Stock	220,226
Fortune Brands Inc	Common Stock	66,275
Gannett Inc	Common Stock	163,404
Gap Inc	Common Stock	292,248
Garmin Ltd	Common Stock	164,247
General Electric Co	Common Stock	449,692
General Mills Inc	Common Stock	28,472
General Motors Co	Common Stock	221,160
Gilead Sciences Inc	Common Stock	315,288
Goldmand Sachs Group Inc	Common Stock	205,996
Health Net Inc	Common Stock	152,824
Hess Corp	Common Stock	283,688
Hewlett-Packard Co	Common Stock	391,530
Ingersoll Rand Co CL A	Common Stock	320,212
Intel Corp	Common Stock	239,742
Interpublic Gourp of Cos	Common Stock	122,130
Intl Bus Mach Corp	Common Stock	264,168
Johnson & Johnson	Common Stock	785,495
JPMorgan Chase & Co	Common Stock	827,190
Kimberly Clark Corp	Common Stock	242,060
Kohls Corp	Common Stock	249,964
Kroger Co	Common Stock	310,804
Lear Corp New	Common Stock	192,485
Lowes Cos Inc	Common Stock	263,340
LyondellBasell Inds Class	Common Stock	72,240
Macys Inc	Common Stock	109,005
Marathon Oil Corp	Common Stock	370,300
McDonalds Corp	Common Stock	49,894
Merck & Co Inc New	Common Stock	43,704
Microsoft Corp	Common Stock	513,728
Morgan Stanley	Common Stock	291,147
Motorola Inc	Common Stock	71,653
Newfield Exploration Co	Common Stock	281,229
Newmont Mining Corp	Common Stock	36,858
News Corp Ltd CL A	Common Stock	302,848
Nexen Inc	Common Stock	293,757

Nisource Inc	Common Stock	107,482
Northrop Grumman Corp	Common Stock	479,372
NVR Inc	Common Stock	172,755
Occidental Petroleum Corp	Common Stock	49,240
Office Depot Inc	Common Stock	100,980
Parker Hannifin Corp	Common Stock	302,050
Pfizer Inc	Common Stock	758,183
Philip Morris Intl Inc	Common Stock	136,091
Procter & Gamble Co	Common Stock	331,299
Qwest Comm Intl Inc	Common Stock	101,974
Ratheon Co	Common Stock	132,069
Ross Stores Inc	Common Stock	246,675
Royal Caribbean Cruises	Common Stock	148,050
Safeway Inc New	Common Stock	246,449
Sanofi Aventis Spon Adr	Common Stock	70,906
Sara Lee Corp	Common Stock	262,650
Smithfield Foods Inc	Common Stock	259,938
SPX Corp	Common Stock	35,870
Target Corp	Common Stock	54,117
TE Connectivity Ltd	Common Stock	254,880
Terex Corp	Common Stock	105,536
Time Warner Cable	Common Stock	376,371
Time Warner Inc	Common Stock	241,275
TJX Companies Inc New	Common Stock	168,682
Travelers Companies Inc	Common Stock	328,689
TRW Automotive Hldgs Corp	Common Stock	168,640
UGI Corp New	Common Stock	149,601
Uniton Pacific Corp	Common Stock	55,596
UnitedHealth Group Inc	Common Stock	140,829
Verizon Comm Inc	Common Stock	178,900
Viacom Inc CL B	Common Stock	209,933
Vodafone Group Plc Spon A	Common Stock	277,006
Wal Mart Stores Inc	Common Stock	13,558
Wells Fargo & Co	Common Stock	833,631
XL Group Plc	Common Stock	48,004

Total AllianceBernstein US Value Equities Portfolio		27,370,270

* Participant loans	Interest rates ranging from 3.75% to 10%	11,395,665

	Total	$1,663,334,794

*   Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

Dated: June 20, 2011	By:	/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation